Claymore Securities, Inc.
2455 Corporate West Drive
Lisle, Illinois 60532


December 7, 2009


Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549


Re: Claymore Securities Defined Portfolios, Series 648

File No. 333-162646


Ladies/Gentlemen:

   The undersigned, Claymore Securities Defined Portfolios, Series 648 (the "Trust"), by Claymore Securities, Inc., as the sponsor and depositor of the Trust and of the units covered by the subject Registration Statement, pursuant to the provisions of Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, hereby respectfully requests that the Securities and Exchange Commission consent to the filing of the amendment to the Registration Statement and grant acceleration of the effectiveness of said Registration Statement, as amended, so that the same may become effective as early as practicable on December 9, 2009 or as soon thereafter as possible.

Very truly yours,

Claymore Securities Defined Portfolios, Series 648

By: Claymore Securities, Inc.


By: /S/ Kevin Robinson
Kevin Robinson

Senior Managing Director, General Counsel and Secretary